

STATEMENT OF FINANCIAL CONDITION

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)
March 31, 2022
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23669

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/21 (MM/DD/YY) AND ENDING 03/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Instinet, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Worldwide Plaza, 309 West 49th Street, 6th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Laure Richmond (Name) 212-310-4307 (Area Code – Telephone Number) laure.richmond@instinet.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young, LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West (Address) New York (City) NY (State) 10001 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 42 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laure Richmond, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Instinet, LLC, as of 3/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Taileen Joa
Notary Public -State of New York
01J06229951
Qualified in New York County
My Commission Expires 25 OCT 2022

Notary Public

Signature:

Title:
Chief Financial Officer, Instinet LLC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Statement of Financial Condition

March 31, 2022

Contents

 

Ernst & Young LLP
One Manhattan West
New York, NY 10001-8604

Tel: +1 212 773 3000
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of Instinet, LLC and the Board of Directors of Instinet Incorporated

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Instinet, LLC (the "Company") as of March 31, 2022 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at March 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2006.

New York, New York

May 26, 2022

1


Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Statement of Financial Condition

March 31, 2022
(in thousands)


Assets

Cash and cash equivalents	$	39,685
Restricted cash		5,750
Cash segregated in compliance with federal regulations		19,050
Securities borrowed		445,588
Receivable from broker-dealers and clearing organizations		223,659
Receivable from customers		73,008
Transaction fees and other receivables, net of a $575 allowance		60,885
Deferred tax assets		4,708
Receivable from affiliates		2,840
Other assets		21,704
Total assets	$	896,877

Liabilities and member's equity

Securities loaned	$	56,467
Payable to broker-dealers and clearing organizations		386,614
Payable to customers		72,601
Accounts payable		65,298
Accrued compensation		14,830
Payable to affiliates		15,406
Accrued expenses and other liabilities		26,329
Total liabilities		637,545

Commitments and contingent liabilities (See note 8)

Total member's equity		259,332
Total liabilities and member's equity	$	896,877

See accompanying notes to the statement of financial condition.

1. Nature of Business

Instinet, LLC ("Instinet" or the "Company") is an electronic agency focused securities broker which offers sales trading support, sophisticated trading tools and advanced technology to institutional clients and broker-dealers for the execution of securities orders in global market centers or with other clients. The Company offers commission management services. Instinet settles and clears transactions with clients at prime brokers and custodian banks, but does not offer prime brokerage or custody services. The Company operates as a single operating segment.

Instinet is a limited liability company and wholly owned subsidiary of Instinet Holdings Incorporated ("IHI" or "Member"), which is ultimately owned by Nomura Holdings, Inc. ("NHI").

The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA is the Company's designated examining authority.

Further, Instinet is an introducing broker registered with the Commodity Futures Trading Commission ("CFTC") and a member of the National Futures Association ("NFA").

Additionally the Company is a member of BOX Exchange LLC, Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe C2 Exchange, Inc, Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Investors' Exchange LLC, Long-Term Stock Exchange, Inc., MEMX LLC, MIAX Emerald, LLC, MIAX PEARL, LLC, Miami International Securities Exchange, LLC, NYSE American LLC, NYSE Arca, Inc., NYSE Chicago, Inc., NYSE National, Inc, Nasdaq BX, Inc., Nasdaq GEMX, LLC, Nasdaq ISE, LLC, Nasdaq MRX, LLC, Nasdaq PHLX LLC, Nasdaq Stock Market, and New York Stock Exchange.

2. Significant Accounting Policies

Accounting Estimates

The preparation of the Company's statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates used in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents (including Restricted Cash)

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents. At March 31, 2022, restricted cash is comprised of $5.8 million invested in a money market mutual fund defined under Rule 2a-7 of the Investment Company Act of 1940 and this money market deposit is held at one major U.S. financial institution which, at times, may exceed federally insured limits. As this money market fund is valued based on quoted net asset values, the carrying value of this instrument at March 31, 2022 approximated fair value.

Restricted Cash

The $5.8 million of restricted cash is fully securing three letters of credit. These letters of credit were issued by a major U.S. financial institution on behalf of the Company to secure certain of the Company's customers' soft dollar credit balances, only in the event of the Company's bankruptcy or default. These three letters of credit of $3.8 million, $1.0 million and $1.0 million have a final expiration date of December 31, 2022. At March 31, 2022, no amounts had been drawn under any of the letters of credit. The Company expects the letters of credit to be renewed.

Cash Segregated in Compliance with Federal Regulations

The Company had $18.8 million in cash at March 31, 2022 segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the SEC. The Company had $250 thousand in cash at March 31, 2022 segregated in a special reserve bank account for the exclusive benefit of broker dealers under Rule 15c3-3 of the SEC.

2. Significant Accounting Policies (Continued)

Securities Borrowed and Loaned

Securities borrowed and securities loaned are financing arrangements collateralized by US equities that are recorded at the amount of cash collateral advanced or received in accordance with ASC 860, *Transfers and Servicing*. Securities borrowed and securities loaned transactions are used by the Company to facilitate the settlement process and require the Company to deposit cash with the lender or to receive cash from the borrower. The Company also has a securities borrowing and lending matched book business, in which it borrows securities from one party and lends them to another party.

The amount of collateral required to be deposited for securities borrowed is an amount generally in excess of the fair value of the securities borrowed. For securities loaned, the Company receives collateral in the form of cash that typically exceeds the fair value of securities loaned. The Company has established policies and procedures for mitigating credit risk on securities borrowed transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risks by monitoring the fair value of securities borrowed and loaned daily, with additional collateral obtained, or refunded, when deemed appropriate. The Company estimates expected credit losses over the contractual term of the securities borrowed transactions as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. As a result of the short-term nature of the transactions, the amount of unsettled credit exposure is limited to the amount owed to the Company for a short period of time. Further, the Company has not experienced any significant defaults. As such, the Company has not recorded a credit loss allowance on securities borrowed.

When the Company borrows securities, it provides cash to the lenders as collateral and earns interest income. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral and the Company pays interest.

Receivable from and Payable to Customers

Amounts receivable from and payable to customers include amounts due on delivery versus payment/receipt versus payment of customer fails transactions and are reported on a settlement-date basis, in accordance with ASC 940, *Financial Services – Broker and Dealers* ("ASC 940"). Securities owned by customers, other than those fully paid for, are held as collateral for receivables

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Notes to the Statement of Financial Condition (Continued)

2. Significant Accounting Policies (Continued)

Such collateral is not reflected on the statement of financial condition. The Company estimates expected credit losses over the contractual term of the receivables from customers as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. As a result of the short-term nature of the receivables, the amount of unsettled credit exposure is limited to the amount owed to the Company for a short period of time. Further, the Company has not experienced any significant defaults. As such, the Company has not recorded a credit loss allowance on these receivables.

Transaction Fees and Other Receivables, Net

Transaction fees and other receivables, net as of March 31, 2022, consisted of the following:

In $000		
T*Share receivables	$	31,112
Transaction fees receivables		23,629
Broker neutral receivables		3,500
Prepaid soft dollars		2,107
Other receivables		537
	$	60,885

Transaction fees and other receivables are reported net of an allowance for credit losses of $0.7 million. The allowance for credit losses is based on the Company's assessment of the collectability of customer accounts. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the account receivable balances, as well as forecasts of future economic conditions that may affect a customer's ability to pay. As of March 31, 2021, $18 thousand of allowance was related to prepaid soft dollar balances and $0.7 million was related to transaction fees receivables. As of March 31, 2022, $8 thousand of allowance is related to prepaid soft dollar balances and $0.6 million is related to transaction fees receivables.

2. Significant Accounting Policies (Continued)

Under its T*Share program, the Company arranges for customers to trade with multiple brokers while centralizing the payment of soft dollar expenses at the Company. Participating brokers reach an agreement with Instinet to transfer soft dollar credits generated from the client trading activity with the brokers. The Company recorded a receivable of $31.1 million from executing brokers in transaction fees and other receivables, net and a corresponding payable in accounts payable on the statement of financial condition related to the T*Share program. The Company estimates expected credit losses over the contractual term of the T*share receivables as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. T*Share receivables have no history of write off. There is no history of significant aged receivable from T*Share receivables and the soft dollar credits would be offset from the client soft dollar account in the event of non-payment. As such, the Company has not recorded a credit loss allowance on T*share receivables.

Accrued expenses and other liabilities

Accrued expenses and other liabilities as of March 31, 2022, consisted of the following:

In $000

Clearing, brokerage and exchange fees liabilities	$	15,566
Market data, connectivity and telecommunication		4,778
Rebates due to customers		1,825
Accrued professional fees		1,493
Other general accruals		2,667
	$	26,329

Clearing, brokerage and exchange fees liabilities and rebates due to customers are recognized on a trade date basis, once the performance obligation has been satisfied.

Account payables

Account payables primarily include accumulated soft dollar credits related to soft dollars arrangements and the T*Share program on the statement of financial condition. The liability is recognized on a trade date basis.

2. Significant Accounting Policies (Continued)

Membership in Depository Trust & Clearing Corporation ("DTCC"), at Cost

The Company's membership in DTCC represents ownership interests and provides the Company the right to conduct business as a clearing broker. At March 31, 2022, Instinet recorded $12.0 million in other assets on the statement of financial condition related to this ownership interest. The ownership interests are recorded initially at cost and, over time, may be recorded at a lesser amount if there is an other-than-temporary impairment in value in accordance with ASC 940. At March 31, 2022, management has concluded that an other-than-temporary impairment has not occurred on any such ownership interests.

Foreign Currency Transactions

The Company's functional currency is the U.S. dollar. Assets and liabilities denominated in foreign currencies are re-measured into the U.S. dollar equivalents using period-end spot foreign exchange rates.

Derivatives

From time to time, the Company may enter into forward foreign currency contracts to facilitate customers' settling transactions in various currencies. The Company enters into forward foreign currency contracts with third parties, with terms generally identical to its customers' transactions, thereby mitigating its exposure to currency risk. These typically do not extend beyond 14 days. All derivative instruments are presented at their fair value. At March 31, 2022, the Company recorded $4 thousand in receivable from broker-dealers and clearing organizations and $26 thousand in payable to broker-dealers and clearing organizations in the statement of financial condition to reflect the fair value of its derivatives. The notional of the open contracts amount to $19.9 million.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized in income in the period that includes the enactment date.

Instinet, LLC

(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Notes to the Statement of Financial Condition (Continued)

2. Significant Accounting Policies (Continued)

In accordance with ASC 740, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. These income tax positions are measured at the largest amount that is greater than 50% likely of being realized based on a cumulative probability approach. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. As of March 31, 2022, the Company did not identify any unrecognized tax benefits and/or related interest and penalties that should be recorded with respect to its tax positions in accordance with ASC 740-10.

The Company's policy is to treat interest and/or penalties, if any, related to income tax matters and uncertain tax positions as part of pretax income

3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations as of March 31, 2022, consist of the following:

In $000	Receivable	Payable
Securities failed-to-deliver/receive	$ 38,975	$ 68,501
Clearing deposits	149,620	-
Trade-date receivable/payable, net	35,051	316,170
Fees and other receivable/payable	13	1,943
	$ 223,659	$ 386,614

Securities failed-to-deliver/receive represents the contract value of securities which have not been delivered or received by the Company on settlement date. The Company records the selling price of the security as a receivable due from the purchasing broker-dealer. The receivable is collected upon delivery of the securities. The Company records the amount of the purchase price of the security as a payable due to the selling broker. The liability is paid upon receipt of the securities. The failed-to-deliver/receive have settled in the normal course.

Clearing deposits are required by clearing organizations to clear and settle transactions. The clearing organizations determine the amount of such deposits typically based on the transaction

Notes to the Statement of Financial Condition (Continued)

3. Receivable from and Payable to Broker-Dealers and Clearing Organizations (Continued)

volume and other measures. The Company provides additional deposits as requested by clearing organizations.

Trade-date receivable/payable, net relates to trades done by certain clients that settle their trades with Instinet prior to the regular-way settlement date. Instinet records the net by security of all such transactions with clearing organizations as a receivable or a payable.

The Company estimates expected credit losses over the contractual term of the receivables from broker-dealers and clearing organizations as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. Because of the short term nature of the receivables, the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time. As such, generally no allowance for credit losses is held against these receivables. No allowance is held against clearing deposits that are posted with clearing organizations, due to the remote probability of default by the clearing organization and the robust multi-layered credit protection inherent in its design and operations.

Fees and other receivable/payable relates to open derivatives positions and suspense accounts.

4. Collateralized Financing Agreements

In the normal course of business, the Company obtains securities borrowed on terms that permit it to repledge or resell the securities to others. In connection with its securities borrowing activities at March 31, 2022, the Company obtained securities with a fair value of $427.2 million of which $383.9 million have been either repledged or otherwise transferred to others in connection with the Company's financing activities or to meet customers' needs. At March 31, 2022, the Company pledged securities to securities loaned transactions that can be sold or repledged by the third party with a fair value of $55.1 million.

These transactions are documented under industry standard master netting agreements which reduce the Company's credit exposure to counterparties as they permit the close-out and offset of transactions and collateral amounts in the event of default of the counterparty. These transactions are short term in nature and have a maturity of less than 30 days. The following table presents information about offsetting of these transactions in the statement of financial condition, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default:

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Notes to the Statement of Financial Condition (Continued)

4. Collateralized Financing Agreements (Continued)

In $000		Securities Borrowed		Securities Loaned
Gross Balance	$	445,588	$	56,467
Amounts offset in the statement of financial condition		-		-
Net amounts presented in the statement of financial condition		445,588		56,467
Amounts not offset in the statement of financial condition (1)				
Financial instruments		(427,219)		(55,149)
Cash collateral		-		-
Net amount	$	18,369	$	1,318

(1) Represents amounts which are not permitted to be offset on the face of the statement of financial condition in accordance with ASC 210-20 but which provide the Company with the right of offset in the event of counterparty default. Amounts relating to agreements where the Company has not yet determined with sufficient certainty whether the right of offset is legally enforceable are excluded.

5. Deferred Compensation

Certain of the Company's employees participate in cash settled deferred compensation awards based on NHI stock. Granted awards are Notional Stock Units ("NSU") which vest annually in equal increments over a three year period.

The Company's ultimate payment is contingent on the relevant fair value calculation at the vesting date. The Company accrues compensation over time as employees progress toward vesting of each award, recognizing forfeitures as they occur.

The total amount of unvested cash settled deferred compensation awards not yet recognized in the statement of financial condition is $0.2 million. The Company recorded $0.1 million as a reduction in accrued compensation on the statement of financial condition for the amounts paid to employees during the year ended March 31, 2022.

In addition to cash settled deferred compensation awards, certain of the Company's employees are granted the right to receive NHI stock under Restricted Stock Units ("RSU awards"). RSUs vest annually in equal increments over a three year period. RSU awards do not receive dividends or dividend equivalent amounts that would have been paid had actual NHI shares been granted during

5. Deferred Compensation (Continued)

the vesting period. RSU's are measured at fair value based on the number of units granted multiplied by the stock price at the grant date, adjusted for a discount related to the present value of the expected dividends to be paid on NHI shares during the vesting period (and which will not be paid on the unvested RSU) and net of estimated forfeitures. Compensation liability is recognized on a straight-line basis over the service period from the grant date to the vesting date. The total amount related to RSUs not yet recognized in the statement of financial condition is $0.4 million.

Cash settled deferred compensation awards and RSUs include Full Career Retirement ("FCR") provisions which permit recipients of the awards to continue to vest in the awards upon voluntary termination if certain criteria based on corporate title and length of service within Nomura are met, provided the retiring employee does not work for a competitor.

Replacement deferred cash awards were issued to some new hires. $0.2 million recorded as a reduction in accrued compensation on the statement of financial condition for amounts paid to those employees during the year ended March 31, 2022. Remaining payment obligations total $0.6 million.

During the year ended March 31, 2020, NHI enacted a deferred compensation plan for select senior managers of its Wholesale business. This plan includes both a deferred cash and deferred NSU components, both to vest in equal increments over a three year period. The eventual payment of each component is contingent upon NHI's Wholesale business attaining specific performance targets. The Company recorded $0.2 million as a reduction in accrued compensation on the statement of financial condition for the amounts paid to employees during the year ended March 31, 2022.

6. Retirement Saving Plan

Substantially all employees of the Company participate in a defined contribution pension plan sponsored by IHI. The IHI Savings Plan ("401(k) Plan") was established under Section 401(k) of the Internal Revenue Code. Eligible employees can contribute up to 50% of their annual base salary to the 401(k) Plan. IHI matches a discretionary amount of the employees' pre-tax contributions. To be eligible for the contribution, an employee needs to be an active employee as of December 31, 2021 with at least three months' service. The plan is managed by Instinet Group, LLC ("IGLLC"), a wholly owned subsidiary of IHI, and the related cost is allocated to the Company based on headcount (refer to Note 7 - *related-party transactions*).

7. Related-Party Transactions

At March 31, 2022, balances with related parties are included in the following statement of financial condition captions:

Assets		
Receivable from affiliates	$	2,840
Transaction fees and other receivables, net		854
Receivable from customers		31
Receivable from broker-dealers and clearing organizations		1
Liabilities		
Payable to affiliates	$	15,406

Cross Border and Profit Sharing

Instinet is a party to a cross border agreement and a profit sharing agreement with IHI and its affiliates. The cross border agreement requires each affiliate to record revenue and associated expenses for all securities cleared and settled by each affiliate. The global profit sharing agreement provides for a routine return on non-revenue driving expenses along with a sharing of the global residual profit allocated based on the revenue drivers (customer relationships and technology). The methods are designed to be compliant with the relevant tax rules in all jurisdictions in which the IHI and its affiliates does business.

At March 31, 2022, the Company recorded $2.8 million in receivable from affiliates and $6.5 million in payable to affiliates on the statement of financial condition. The Company settles these monthly.

Operational and Administrative Agreements

IGLLC provides various services to the Company. Pursuant to an operating agreement, IGLLC provides the Company with operational, management and administrative personnel, facilities and other services necessary to conduct its business in exchange for a fee. The service fee is equal to IGLLC's eligible expenses, net of interest income, plus 5%.

IGLLC also manages employees' benefit, facilities and IT support for IHI and its US affiliates and allocates related expenses to the Company based on headcount.

At March 31, 2022, payable related to the services totaled $3.3 million. The Company settles these monthly.

7. Related-Party Transactions (Continued)

Instinet Technology Solutions Inc. ("ITS"), a wholly owned subsidiary of IHI, provides various services to the Company. Pursuant to an expense sharing agreement, ITS provides the Company with operational, management and administrative personnel to support its business in exchange for a fee. The service fee is equal to ITS's eligible expenses. Additionally, the Company reimburses or is reimbursed by ITS for direct expenses paid by or credited to ITS on behalf of the Company. Payable to affiliates at March 31, 2022 includes $0.4 million due to ITS. The Company settles these monthly.

Pursuant to various service fee arrangements, the Company provides and receives services to and from NHI's non-Instinet affiliates. Services include legal and compliance and clearing services. Payable to affiliates at March 31, 2022 includes $0.5 million payable to NHI's non-Instinet affiliates for the above services. The Company settles these periodically.

Additionally, the Company reimburses or is reimbursed by IHI for direct expenses paid by or credited to IHI on behalf of the Company. Receivable from affiliates at March 31, 2022 includes $27 thousand due from IHI. The Company settles monthly.

Financing activities

On June 23, 2020, Instinet, LLC amended its revolving credit facility agreement with IGLLC to increase the facility to $500 million. The agreement automatically renews for successive one year terms subject to a written notice of termination from either party. No notice by either party has been made. As of March 31, 2022, the Company had an outstanding borrowing of $2.5 million under this agreement recorded in payable to affiliates with an effective interest rate of 6.5202%.

Execution Services

The Company earns revenue for certain execution services provided to NHI's non-Instinet subsidiaries for trading in U.S. securities. Simultaneously, when NHI's non-Instinet subsidiaries provide liquidity to market centers through Instinet execution, they may also receive credits from the Company. Transaction fees and other receivables, net on the statement of financial condition at March 31, 2022 includes $0.8 million due from NHI's non-Instinet subsidiaries.

In the event that trades, executed on behalf of affiliates, fail to settle on contractual settlement date, outstanding receivables or payables are reported in receivable from and payable to customers on the statement of financial condition. At March 31, 2022, receivables related to fails from affiliates totaled $31 thousand.

7. Related-Party Transactions (Continued)

Commission Sharing

The Company pays commission credits essentially representing an internal commission allocation to NHI's non-Instinet subsidiaries for their involvement in sales efforts related to some of Instinet Pacific Limited ("IPL", a subsidiary of IHI)'s clients trading in US equities. A liability of $1.1 million is recorded as part of the cross-border agreement with IHI and affiliates – Refer to *"Cross Border and Profit Sharing"*.

Research Services

The Company reimburses NHI's non-Instinet affiliates for research payments from mutual clients received on behalf of the affiliates. Payable to affiliates as of March 31, 2022 includes $0.6 million due to NHI's non-Instinet affiliates. The Company settles these monthly.

8. Commitments and Contingent Liabilities

The Company's business activities are highly regulated in many jurisdictions and subject to frequent regulatory examinations, inquiries and investigations. From time to time, the Company may become involved in legal and regulatory proceedings arising in the ordinary course of business or other circumstances. While any litigation contains an element of uncertainty, management believes, after consultation with counsel, that the outcomes of currently known legal or regulatory proceedings or related claims are unlikely to have a material adverse effect on the Company's statement of financial condition.

In the normal course of business, the Company may enter into legal contracts that contain a variety of representations and warranties that provide general indemnification to others. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be asserted against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect that any such indemnifications will have a material adverse effect on the Company's statement of financial condition.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Notes to the Statement of Financial Condition (Continued)

9. Credit, Market and Other Risks

The Company is exposed to market risk from its customers' securities transactions during the period between the transaction date and the settlement date. The settlement cycle is generally two business days in the U.S. equities markets and can be as much as five days in some international markets. In addition, the Company may have exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities. The Company holds the securities that are the subject of the transaction as collateral for its customer receivables. Adverse movements in the prices of these securities can increase the Company's market risk.

The majority of the Company's transactions, including derivatives and, consequently, the concentration of its credit exposure are with broker-dealers and other financial institutions, primarily located in the United States.

The Company seeks to manage its risks through a variety of reporting and control procedures, including establishing credit limits and credit standards based upon a review of the counterparty's financial condition and credit ratings. The Company monitors trading activity and collateral levels on a daily basis for compliance with regulatory and internal guidelines and obtains additional collateral, if appropriate.

The Company uses securities borrowed and loaned transactions to facilitate the settlement process to meet its customers' needs and to enter into equity finance transactions. Under these transactions, the Company either receives or provides collateral, generally cash or securities.

In the event the counterparty is unable to meet its contractual obligations to return the pledged collateral, the Company may be exposed to the market risk of acquiring the collateral at prevailing market prices.

The Company is subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement or the inability to process large volumes or transactions.

The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

10. Income Taxes

The Company is treated as a disregarded entity for tax purposes. Its taxable income is reported as part of IHI's tax returns. The Company pays to or recovers from IHI the taxes it has recorded, which are calculated on a separate company basis under a tax sharing agreement with IHI. The Company, together with IHI and certain other subsidiaries in the United States, is included in a consolidated federal income tax return, and consolidated or combined state and local income tax returns.

The accrued tax payable of $1.5 million is included in payable to affiliates on the statement of financial condition at March 31, 2022.

The Company has net deferred tax assets of $4.6 million which relate to temporary differences at March 31, 2022 primarily consisting of soft dollar liabilities and compensation-based accruals. Management believes that it is more likely than not that the deferred tax assets will be realized.

IHI's tax returns are subject to routine examination by the Internal Revenue Service ("IRS") and by various state and local tax authorities. IHI is currently undergoing a federal audit by IRS for the fiscal years ended March 31, 2014 and March 31, 2015. The IRS has not proposed any adjustments as of the date of this report that would affect the Company's financial statements. The tax years ended March 31, 2019 through March 31, 2021 are open under the normal federal statute of limitations.

Additionally, the Company is currently under routine audits by various state and local tax jurisdictions for the tax years ended March 31, 2014 through March 31, 2018. The various state and local tax jurisdictions have not proposed any adjustments as of the date of this report. Waivers to extend the statute of limitation have been executed with a certain tax jurisdiction for the tax years ended March 31, 2014 through March 31, 2018. The years ended March 31, 2018 through March 31, 2021 are open under the normal statute of limitations.

The Company did not identify any material unrecognized tax positions and/or related interest and penalties that should be recorded. Additionally, as of the date of this report, the Company does not believe that the tax audits will result in a significant decrease in unrecognized benefits. The Company does not believe that it is reasonably possible that any significant unrecognized tax benefits will be recorded within the next twelve months.

11. Fair Value of Financial Instruments

ASC 820, *Fair Value Measurements*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Fair value is defined as the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. ASC 820 establishes the following three hierarchies for fair value:

> Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

> Level II – Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

> Level III – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Assumptions include those of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. As of March 31, 2022, the Company had no financial instruments carried at fair value on a recurring basis, except for the derivatives described in Note 2, which are classified as Level II in the fair value hierarchy.

Estimated Fair Value of Financial Instruments not Carried at Fair Value

Certain financial instruments are not carried at fair value on a recurring basis in the statement of financial condition since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due.

The carrying value of the majority of the following financial instruments will approximate fair value since they are liquid, short-term in nature and / or contain minimal credit risk. These include cash and cash equivalents, securities borrowed, other assets and securities loaned. Other assets included in the table below primarily relate to a membership in DTCC. The fair value of DTCC is estimated using the stock price valuation provided by the issuer.

Instinet, LLC
(A Wholly Owned Subsidiary of Instinet Holdings Incorporated)

Notes to the Statement of Financial Condition (Continued)

11. Fair Value of Financial Instruments (Continued)

The following table presents carrying values, estimated fair values and classification within the fair value hierarchy of those fair values for financial instruments which were carried on a basis other than fair value within the statement of financial condition as of March 31, 2022.

	Carrying Value	Fair Value	Fair Value of Level I	Fair Value of Level II	Fair Value of Level III
Assets					
Cash & cash equivalents	$ 39,685	$ 39,685	$ 39,685	$ -	$ -
Restricted cash	5,750	5,750	5,750	-	-
Securities borrowed	445,588	445,588	-	445,588	-
Other assets	12,682	22,983	-	-	22,983
Liabilities					
Securities loaned	$ 56,467	$ 56,467	$ -	56,467	$ -

12. Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative net capital method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $1 million, 2% of aggregate debit items arising from customer transactions, or the CFTC minimum required further discussed below.

At March 31, 2022, the Company had regulatory net capital of $168.8 million which was $165.6 million in excess of its required net capital of $3.2 million. The Company's ratio of net capital to aggregate debit items was 104.4%.

Under Rule 15c3-3, the Company had cash on deposit of $18.8 million in the special reserve bank accounts for the exclusive benefit of customers, with no additional required deposit at March 31, 2022. Additionally, under Rule 15c3-3, the Company had cash on deposit of $0.3 million in a special reserve bank account for the exclusive benefit of broker dealers ("PAB reserve bank account"). The Company withdrew $14.5 million from the special reserve bank account for the calculations performed as of March 31, 2022, resulting in a cash deposit of $4.3 million as of April 4th, 2022. The cash on deposit in the PAB reserve bank account remained at $0.3 million.

Notes to the Statement of Financial Condition (Continued)

12. Regulatory Requirements (Continued)

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies. The Company did not require any such notification during the year ended March 31, 2022.

Instinet is also registered as an introducing broker with the CFTC and introduces all its commodity futures activity to an affiliate who executes and facilitates clearing of the transactions. The Company is subject to the greater of the following when determining its minimum net capital requirement under CFTC rules:

- $45 thousand minimum net capital required as a CFTC introducing broker;

- the amount of adjusted net capital required by a futures association of which it is a member;

- the amount of net capital required by Rule 15c3-1(a) of the Securities and Exchange Commission (17 CFR 240.15c3-1(a)).

At March 31, 2022, the Company had a $3.2 million minimum capital requirement with the CFTC driven by its minimum requirement under the Securities Exchange Act ("SEA") rule 15c3-1.

13. Subsequent Events

The Company has evaluated subsequent events through May 26, 2022 the date as of which the statement of financial condition is available to be issued and has concluded that no additional disclosure is required.